Computershare Trust Company of Canada 510 Burrard Street, 3rd floor Vancouver, BC V6C 3B9 Tel: 604.661.9400 Fax: 604.661.9401

December 8, 2005

Dear Sirs:	All applicable Exchanges and Commissions

Subject:	SUTCLIFFE RESOURCES LTD.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1. Meeting Type	: Annual General Meeting
2. CUSIP/Class of Security entitled to receive notification	: 86932E101/CA86932E1016/COMMON
3. CUSIP/Class of Security entitled to vote	: 86932E101/CA86932E1016/COMMON
4. Record Date for Notice	: 30/12/2005
5. Record date for Voting	: 30/12/2005
6. Beneficial Ownership determination date	: 30/12/2005
7. Meeting Date	: 30/01/2006
8. Meeting Location	: Vancouver, BC

Yours Truly

“Stacey McGlynn”
Assistant Account Manager
Stock transfer Department
Tel: 604.661.9400 Ext 4204
Fax: 604.661.9401